Mail Stop 4561

July 23, 2008

William Atkinson
Chief Executive Officer
City Loan, Inc.
3431 Cherry Avenue
Long Beach, CA 90807

> **Re: City Loan, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 22, 2008**
> **File No. 000-50561**

Dear Mr. Atkinson:

We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: Peter Gennuso, Esq.
        Gersten Savage LLP
        Via Facsimile (212) 980-5192